

HERE TODAY

2021-22 Report

Dear investors,

We want to thank our investor community for their patience and support! Soon we will be through the slog of buildout--the negotiating, coordinating, value engineering to reduce costs--these things will all soon be done and we can at long last get to the real business at hand: making beer! Despite this year's significant setbacks in timeline, it did enable us to reanalyze every aspect of the business and we believe ultimately helped us. We envisioned last summer being a boom as we made it "through the pandemic", but of course Delta and Omicron had other plans, and this is another reason for us to be grateful and hopeful.

We need your help!

Spread the word. Share our posts on social media, shout your involvement. And be patient with us! Our team is working nonstop to get this dream off the ground, and we are almost to the finish line! In the meantime--support your local bar--hell, your local *anything*. And if you want to up your beer knowledge leading up to our opening, check out the book Tasting Beer by Randy Mosher--it's our go-to and is the #1 thing you can do to decode modern (and historic) beer.

Sincerely,

Mario Cortes

Manager

David Riddile

Manager

Chris Elford

Founder & CEO

Our Mission

In five years, we want be a landmark operation on the waterfront, expanding our brewing production significantly. We want to be a household name in the local and regional beer scene as a destination brewery experience. Our goal, however, is always gentle controlled growth. We want to grow in a way that enables us to stay true to our core values of great liquid and even better hospitality. Our number one goal is for people to remember how good they felt when they visited us!

See our full profile

How did we do this year?

How did we do this year?



Report Card

B+

The Good

The raise itself went well--we engaged a fantastic community of beer enthusiasts!

We navigated rising costs of buildout, largely mitigating them through value-engineering

We proved to ourselves over and over that our team is capable of navigating challenges of all types, while maintaining our ethos.

The Bad

The global pandemic threw wrench after wrench in our timeline, raising costs and adding delays.

The cost of construction went up by over 40% due to many factors. We had to redesign most elements of the brewery to manage this.

Changes in permitting times added months to the estimated beginning of construction (and delivery date of the finished brewery.)

2021-22 At a Glance

Fiscal Year Ends June 30



$0
Revenue



-$154,722
Net Loss



$89,727 [0%]
Short Term Debt



$1,021,400
Raised in 2021-22



$101,647
Cash on Hand

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$0

$-154,722

2020

Net Margin: -Inf%   Gross Margin: NaN%   Return on Assets: -17%   Earnings per Share: -$77,361.00

Revenue per Employee: $NaN   Cash to Assets: 11%   Revenue to Receivables: ~   Debt Ratio: 10%

📄 Here_Today_Brewery_LLC_Financial_Statements___Review_Report_-_FINAL.pdf

We ❤ Our
154 Investors



Thank You For Believing In Us

Dawn Mangano
Anu Apte
Bradley E
Jason Englund
David Kahn
Robby Brosman
Joel Aslanian
Nigel Stuke
Kimberly Walters
Nicholas Lidster
Denis Freund
Jeff Heintz
Kevin Pazar
Andrew Moore
Bengt Erik Norum
Lorenzo Francis Canales
David D'Souza
Anthony Rogers Kiewel II
Jarrett Haynes
Philip Crews
Stephanie Deter
Megan C Milliron
David Kingsland
David Martin
Mark Tulewicz
Casandra Martin
Rico Screpka
Matthew Arkin
Saben Emmons
Michelle Ferreirae
James Steele
Benjamin L Rosene
Thomas Ratliff
Eric Swikard
Samer Khudairi
Travis Essl
Eric Glidden
Chris Patino
Ryan Hatcher
Matt Brennan
Charlene McBride
Scott Brase
Joshua Wortman
Alex Walenchok
Dennis E. Berg
Mario D Cortes
Keith Guerin
Tristan Zielinski
Kraig Lumber Jack Roven...
James Bryant Fitzgerald
Nathan Reeves
Daniel Castro Chin
Zachary Kasun
Jaron Wright
Andrew Wiseman
Chris Landrum
Michael Kiser
David Kruger
James Christopher Baird
William Conklin
Kyle Cedrone
Karina Jean Martinez
Douglas Owen Barrett
Samuel Hadley
James Forman
William Silas Manlove IV
Anthony A Cook
Kristen Foster
Tiffany Shafer
Richard Li
Christine Dorrepaal
David Gardiner
Jerod Button
Fred W Hines, Jr.
James Dunn
Jeff Bjorlin
Carolyn Hollack
Lauren DiLisio
Emily Hepburn Lane
Jason Jeffrey Altieri
Gentry Johnson
Ernest Iseminger
Seth Sempere
Christopher Hoel
Kevin Hulett
Mackenzie Cobb
Virgilio Yabut
David Rothrock
Ben D
Vincent Eugene Rubio
Stev Weidlich
Eric Noel
Karen Cobb
Catherine Wendland
Kyle Christiana
Ryan Dorn
Blair Scanlan
Michael Thorne
Willow Mietus
Trevor Schaff
Troy Dreesman
Mark Michael
Shana Weiderman
Mark Konings
Mitchell Scott
Amy Beaumier
Debora Olsson
Peter Nora
Louie Vogrin
Hunter Korbelik
Arthur R. Patterson
Eliot Flannery
Michaela Lynam
Chris Fry
Jason Parker
Brook Quinn
Robert Briscoe
Geoffrey Franz
Dennis Dilsaver
Michael Fitzgerald
Jaedra James
Renjay Liu
Rosemarie Keenan
Randy Perez
Maayan Haim
Robert Kann
Chris Lacroix
Catharine Youngs
Janna Skelly
John Spoden
Mark Tupper
Matt Mason
Todd Cowles
Eric Bochsler
Kelsey Loanes
James Plachy
Dannika Underhill
Stefanie Henderson
Eric Berlinberg
Gary Simmons
Robert Charles MacAulay
Lawrence Csutora
Jordan Pettibon
Bethany Allaway
Bill York
Jake Sprouse
John Yu
Matt KRAMER
Stephanie Liu
Bruce E. Cech
Allison Jones
Stephen Rosenzweig
Christopher Moore
Wesley Noble Payne

Thank You!

From the Here Today Team



Chris Elford
Founder & CEO



Mario Cortes
Head Brewer & Partner



Dave Riddile
Marketing & Operations Director, Partner

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Mario Cortes	Head Brewer @ Here Today Brewing LLC	2020
David Riddile	Marketing & Operations Director @ Here Today Brewing LLC	2020
Christopher Elford	Hospitality Group owner @ Canoe Ventures	2019

Officers

OFFICER	TITLE	JOINED
Mario Cortes	Manager	2020
David Riddile	Manager	2020
Christopher Elford	CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Christopher Elford	5,143 Class A	33.3%
David Riddile	1,821 Class A	33.3%
Mario Cortes	1,607 Class A	33.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2019	$5,060		Section 4(a)(2)
04/2021	$1,021,400		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Christopher Elford	09/15/2019	$5,060	$4,188	1.0%	09/07/2021	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Membership Units	10,214	2,500	No
Class A Membership Units	8,572	0	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	

Risks

You will not have any influence on the management of the company.

The day to day management, as well as big picture decisions, will be made exclusively by our executive officers and directors. You will have no right to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our units unless he or she is willing to entrust all aspects of management to our executive officers and directors.

Pandemic:

A pandemic could cause a shut down of businesses, causing an unavoidable loss of business.

Small management team.

We were founded by Chris Elford, our CEO. Our success is heavily dependent upon the continued involvement of Chris Elford as well as our operations team of Mario Cortes, our head brewer, and Dave Riddile, head of operations and marketing. Loss of the services of either of these individuals, or any other key personnel, could have a material adverse effect upon our business, financial condition or results of operations. Additionally, our success depends on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees in our industry is intense, and the loss of any of such persons - or an inability to attract, retain, and motivate any additional highly skilled employees required for our activities - could have a materially adverse effect on the company.

Employee misconduct.

We, like any business, are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional or negligent failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to management.

Changes in employment laws or regulations could harm our performance.

Changes in federal or state laws impacting our relationships with our employees could adversely affect our operating results, including changes to minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership, etc.

We could experience increased expenses without a corresponding increase in revenues.

As with many businesses, there are operational and financing expenses we encounter that are not tied to generating revenue. Factors which could increase those operating and financing expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution. Should our expenses increase as a result of any of these factors, our financial results could be negatively impacted as we may not experience a corresponding increase in revenues.

We are subject to federal regulation of our products.

In the U.S., there is an extensive body of law and regulation covering alcoholic beverages. Among other things, these regulations control the alcohol content of our beers and the labels we use on our packaging. Should we violate any of these provisions, we could incur fines or other penalties that would negatively impact our financial results. Additionally, in the event of government shutdowns, we may not receive timely approval for packaging labels, potentially delaying the release of new and seasonal products.

Any disruption in brewing activities could have a material adverse effect on our financial results.

A major disruption to our facilities could have a material adverse effect on our ability to supply our products to our restaurants and distributors. If such an event were to occur, we could experience a material adverse effect on our financial results.

Ability to maintain and enhance our product image.

Due to the intense competition of our industry, it is critically important for us to maintain and enhance the image of our existing and new products. We want customers to come visit our locations because they associate us with good products, or pick our products out of a crowded store shelf because they know they will get a product they like. The image and reputation of our products may be impacted for various reasons including litigation, complaints from regulatory bodies or consumers resulting from quality failure, illness or other health concerns. Such concerns, even when unsubstantiated, could be harmful to our image and the reputation of our products.

We have preferred suppliers and any interruption in their operations could impact our operations.

We have relationships with suppliers for such things as beverage containers, malts, and hops—essential ingredients for making and distributing beer. While we would be able to find alternative suppliers if required, any disruption in the operations of our current suppliers could negatively impact our operations.

We could experience licensing, legal, or regulatory problems.

If we experience the loss of any licenses, or have the terms of our licenses changed by legislation, our financial results may be negatively impacted.

Natural Disaster:

An earthquake, flood, or other natural disaster could occur that would destroy our entire facility.

Our management has broad discretion with regards to the use of proceeds in this offering.

Our management is entrusted to make decisions in the best interest of the company. That includes using their discretion when applying the proceeds of this offering to our operations. While we state what our intended uses might be, changed circumstances and the emergence of opportunities may result in uses of proceeds that differ from what is disclosed here.

Economic conditions.

Changes in the general economic climate could have a detrimental impact on discretionary consumer spending and on our revenue. If the economy experiences recessionary pressures, many consumers are likely to reduce spending on alcoholic beverages, especially craft beers which sell at a premium price. Such an occurrence could have a material adverse effect on our financial results.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We need to increase brand awareness.

If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, our financial results may be negatively impacted.

Tourism:

A portion of our future success depends on tourism on the Seattle waterfront. Construction projects and other factors may reduce the level of tourism-based foot traffic and perhaps have an adverse effect on the company.

Political:

A shift in the U.S. and international political climate could make it more challenging to sell our products in various markets and/or obtain the materials needed to create our products.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of large public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect that if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements, we will incur additional expenses and diversion of management's time.

There is no trading market for our units.At present, there is no active trading market for our units and we cannot assure that a trading market will ever develop.

An investment in our shares is speculative and there can be no assurance of any return on investment.

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our units is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

Competition from other breweries.

According to the Brewers Association, a not-for-profit trade association dedicated to small and independent American brewers, between 2012 and 2017, the number of craft breweries in operation in the U.S. grew from 2,475 to 6,372. While we are content with brewing small batches with limited distributions, we still compete for market share. Should we be unable to set ourselves apart from this competition, our financial results may be negatively impacted.

Competition from a number of large and small companies, some of which have greater resources than we do.

In many cases, our competitors in the craft beer industry have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. Our ability to compete depends, in part, upon a number of factors outside our control, including the ability of our competitors to develop alternatives that consumers prefer. If we fail to successfully compete in our markets, or if we incur significant expenses in order to compete, our financial results would be negatively impacted.

Limited operating history.

Our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we would become consistently profitable, or that the results so far of our bar group are indicative of the results that we may be able to achieve in the future with this brewery.

In addition to the risk that have been identified in Here Today Brewing, LLC's Subscription Agreement and related company documents, the following risk factors exist:

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the Class A Unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the Class A Unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The Class A Unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The Class A Unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[?];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

unrelated third party valuations of our common units;
the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common units;

the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of
our company given the prevailing market conditions and the nature and history of our
business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation
and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial
and market-based methodologies to determine our business enterprise value. For
example, we may use methodologies that assume that businesses operating in the same
industry will share similar characteristics and that the Company's value will correlate to
those characteristics, and/or methodologies that compare transactions in similar
securities issued by us that were conducted in the market.

Company

Here Today Brewing, LLC

- Washington Limited Liability Company
- Organized June 2019
- 0 employees

566 Prospect St Apt 304
Seattle WA 98109

https://www.heretodayseattle.com/

Business Description

Refer to the Here Today profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report
on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Here Today is current with all reporting requirements under Rule 202 of Regulation
Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are
for investors only and will require you to log in to the Wefunder account used to make
the investment.